

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Eric Weisblum
Chief Executive Officer
Uppercut Brands, Inc.
560 Sylvan Avenue, Suite 3160
Englewood Cliffs, NJ 07632

>   **Re: Uppercut Brands, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 22, 2020**
>   **File No. 333-238626**

Dear Mr. Weisblum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at 202-551-7844 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: Richard Friedman